U.S. Securities and Exchange Commission
May 17, 2007

May 17, 2007

Via EDGAR and Fax

Mr. Brad Skinner
Accounting Branch Chief
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington D.C. 20549

Re: Optibase Ltd. (the "Company" or "Optibase")
Annual Report on Form 20-F for Fiscal Year Ended December 31, 2005
File No. 000-29992

Dear Mr. Skinner:

        This letter is submitted in response to the additional comments of the staff of the Division of Corporate Finance (the “Staff”) of the U.S. Securities and Exchange Commission with respect to the Company’s Annual Report on Form 20-F filed on April 12, 2006 (the “Annual Report”), as set forth in your letter dated April 25, 2007 to Mr. Tom Wyler (the “Comment Letter”).

        For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter and we have bolded the headings of our responses thereto. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Annual Report.

U.S. Securities and Exchange Commission
May 17, 2007

        Comment No. 1.

(1)	Form 6-K filed January 30, 2007

Exhibit 99.1, pages 3 and 4

We note that you have now reflected the operation results of the Digital Non-Linear product line as discontinued operation. Tell us when and how you made the determination that this disposal qualified as a discontinued operation. Also, tell us how this determination affects your previously issued financial statements, if at all.

        Response to comment number 1:

        We note the Staff comment and have also considered and summarized information provided in response to previous comments provided by the Staff.

Year 2005:

        In September 2005, at the time of the disposal of the Digital Non-Linear Editing product line (the “Disposal Transaction”), we have determined that the Digital Non-Linear Editing product line’s operations and cash flows can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity (i.e. Optibase). As such, the Digital Non-Linear Editing product line was deemed to be a “component of an entity” as defined in paragraph 41 of SFAS 144. Accordingly, we considered the following criteria as stipulated in paragraph 42 of SFAS 144, required for the accounting of the sale as discontinued operations, as further detailed in our response letter dated October 26, 2006.

        At that time we estimated that our sales from such product line will range between $165 thousand and $200 thousand per quarter (i.e. sales of 45-55 boards per quarter) for a period of at least one year following the disposal transaction. This projection was based on the following information and assumptions:

        Our management at the time of the disposal had several verbal conversations with Boris FX (the purchaser of the Digital Non-Linear product line) and received the impression that the future potential of manufacturing of the Digital Non-Linear Editing boards for Boris FX would be between 60-100 boards per quarter for at least the following year. The sale price for each board was determined in the sale agreement to be $3,650 per board. Boris FX had also expressed an intention to invest in the continued development of the software element combined in the Digital Non-Linear Editing product line, thus suggesting its expectations for continued future sales of these products.

        Moreover, one of the Digital Non-Linear Editing product line derivatives was a new board (Media100 HD) which was released at the end of 2004 and was at the beginning of its life cycle. The initial reactions from the market, as evidenced by orders we have received, indicated that this product might be sold in large quantities.

        During the year 2005 and until the Disposal Transaction, our revenues derived from sales of the Digital Non-Linear Editing products to end-customer amounted to $2,734 thousand, out of which $420 thousand represent revenues related to the Digital Non-Linear Editing products during the third quarter of 2005 and prior to the Disposal Transaction. Based on this level of revenues (which is based on sale prices to end-customers), our expectations were that Boris FX would be able to maintain a reasonable level of sales, similar to our level of sales during the third quarter of 2005. Revenues derived from the manufacturing services we provided Boris FX and sale of boards following the date of the Disposal Transaction and through December 31, 2005, amounted to approximately $311 thousand (out of which approximately $172 thousand were derived at the end of the third quarter of 2005 following the date of the Disposal Transaction).

U.S. Securities and Exchange Commission
May 17, 2007

        Along with the Digital Non-Linear Editing product line, Boris FX also received a customer base which we believed, at that time, represented a potential for future sales.

        Based on the above information and several verbal conversation with Boris FX, we believed and estimated at the end of 2005 and at the time of filing of our financial statements for the year ended December 31, 2005, that our projection to manufacture 45 to 55 boards (having a price per unit $3,650), per quarter which represent total revenues of between $165 thousand to $200 thousand per quarter, for the following year was reasonable at that time. This is without taking into account any potential upside from the royalties on the revenues. Therefore, we have determined that as of the date of the Disposal Transaction, the cash flows of the Digital Non-Linear Editing product line should not be eliminated from the ongoing operations of the Company.

        In addition, our forecast regarding the future revenues to be derived from manufacturing services we were to provide Boris FX was based on our estimations and analysis that during the third quarter of 2005 (the quarter in which the Disposal Transaction took place), revenues generated from such product line amounted to approximately $420 thousand and related manufacturing costs amounted to approximately $309 thousand. Thus, and based on our estimation as indicated above, any anticipated cash flows expected in the quarters following the disposal transaction would have been deemed significant comparing to the total revenues during the fourth quarter of 2005 which were $3.9 million.

        Therefore, based on the above analysis and in accordance with SFAS 144 and EITF 03-13, we have concluded at the end of fiscal year of 2005 that, the operations of the Digital Non-Linear Editing product line should not be presented as a discontinued operation.

Year 2006:

        The Company made the determination that the Digital Non-Linear product line qualified as discontinued operation towards the end of fiscal year 2006.

        When we sold the Digital Non-Linear Editing product line to Boris FX and assessed our revenue forecast, we believed that the revenues that would derive from the Digital Non-Linear Editing will be affected, among other things, by two main factors. The first was Apple’s announcement on its migration to the new Intel platform to be completed gradually and totally by the end of 2007. The second factor was Apple’s announcement regarding the change of its hardware design to fit PCI-E boards. The Digital Non-Linear Editing product line was designed to work with the Apple computers based on the Motorola platform (and not Intel platform) and was not fit to work within PCI-E hardware design. We believed that Apple’s announcements were supposed to take effect only after a year from the time of their announcement. During the first half of 2006, we were still under the impression that such market and technology changes will allow a window of over a year to continue with the existing hardware design and that these changes would have little effect on the customers of the Digital Non-Linear Editing product line. To the best of our knowledge, Apple’s announcements impacted the markets earlier than expected which resulted in less demand for the Media 100 HD product.

U.S. Securities and Exchange Commission
May 17, 2007

        In light of the above, and as our assumptions and expectations regarding the Digital Non-Linear Editing sales and backlog for 2006 did not realize and the amount of revenues derived related to the Digital Non-Linear Editing product line during 2006 were insignificant (approximately $40 thousand) and following a verbal and email communications between our management and Boris FX towards the end of 2006, we realized that Boris FX is not willing to commit to any future orders of the Digital Non-Linear Editing product line. Also, our commitment to keep the manufacturing services and capabilities for Boris FX remains in effect only until September 2007, and as for the beginning of 2007 we have no open orders from Boris FX.

        Therefore, and in accordance with SFAS 144 and EITF 03-13, we have determined that the Non-Linear product line operation should be presented in our financial reports for the year ended December 31, 2006 as discontinued operation and comparable results for 2005 and 2004 have been adjusted accordingly as published on our press release dated January 30, 2007. Related disclosures and information were also provided in our annual report on Form 20-F for the year ended December 31, 2006 filed on May 14, 2007. Thus, the effect of the accounting treatment of the Digital Non-Linear Editing product line as discontinued operation for each of the fiscal years 2006, 2005 and 2004 is currently available to the public.

        Our determination to treat the Digital Non-Linear Editing product line as discontinued operation in the end of the year 2006 does not and should not affect our annual report on Form 20-F for the year 2005 since at that time of preparation of the said annual report, our management’s decision and judgment was to present the Digital Non-Linear Editing product line as ongoing operations in 2005 based on the analysis discussed above.

        If you have any questions or require additional information, please contact the undersigned at 972-9-9709200.

Very truly yours, /s/ Amir Philips Amir Philips, Chief Financial Officer Optibase Ltd.